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                                                                 EXHIBIT 99.01




                    ONSALE APPOINTS CHIEF OPERATING OFFICER


MENLO PARK, CA, OCTOBER 19, 1998--ONSALE(R), Inc. (Nasdaq: ONSL), a leading Internet real-time retailer, today announced the appointment of Jeffrey F. Sheahan as chief operating officer. Mr. Sheahan was formerly president of Microwarehouse Europe and senior vice president of Microwarehouse Inc.

"We are very pleased to add Jeff to the ONSALE management team," said Jerry Kaplan, ONSALE's chief executive officer. "He has extensive experience in all aspects of direct marketing to our core customers--small office and home office buyers. Jeff's leading role in establishing and building Microwarehouse's European operations should serve us well as we continue to expand our franchise."

Jeffrey Sheahan added, "What attracted me to ONSALE was the chance to build a leading company in electronic commerce. Opportunities of this scope only occur with fundamental shifts in technology, distribution channels, or customers' behavior. In this case, all three are happening at once. ONSALE has a strong head start, and I believe will become one of the great direct marketing companies of our time."

Mr. Sheahan, 45, has more than 14 years of management experience in high-growth, computer-related companies. As president at Microwarehouse Europe, Mr. Sheahan had sole P&L responsibility for the leading European direct-marketer of a broad range of microcomputer products. Mr. Sheahan established Microwarehouse's European presence as general manager, growing annual sales to over $500 million in less than four years, with more than 1100 employees in eight countries.
Prior to Microwarehouse, Mr. Sheahan served as a sales manager for Inmac Corp., where he managed all sales operations for the Eastern region.

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ONSALE APPOINTS COO
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Mr. Sheahan, a native of Boston, holds a Bachelor of Arts degree from the
University of Massachusetts, Boston, Massachusetts.


ABOUT ONSALE

ONSALE (Nasdaq: ONSL) is a leading electronic retailer pioneering an efficient and entertaining new distribution channel - the interactive online auction. The company specializes in selling excess merchandise and services - such as personal computers, consumer electronics, housewares, sports and fitness equipment, and vacation and travel packages over the Internet. ONSALE is located on the World Wide Web at www.onsale.com.

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(C) 1998 ONSALE, Inc.  All Rights Reserved

ONSALE is a registered trademark of ONSALE, Inc. All other companies and brand names mentioned are trademarks or registered trademarks of their respective holders.

The statements in this press release relating to matters that are not historical are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to, rapid technological changes in the industry; increased competition; and timely introduction and customer acceptance of the company's products. These risks and uncertainties are described in reports and other documents filed by ONSALE with the Securities and Exchange Commission.